UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Holdings Limited Announces Offer for Warrant Price Reduction
and Expiration Date Extension

SHANGHAI--On November 15, 2012 SearchMedia Holdings Limited ("SearchMedia" or
the "Company") (NYSE MKT: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, extended an offer (the "Offer") to holders of the Company's Public Warrants, Insider Warrants, and Underwriter Warrants
(collectively, the "Warrants").  Pursuant to the Offer, the Company is providing the holders of the Warrants with an opportunity to extend the term and reduce the exercise price of their Warrants.

In order to participate in the Offer, a holder of Warrants must exercise up to one-third of the Warrants held by them at a reduced exercise price ($1.25 per share with respect to the Public Warrants and Insider Warrants and $1.46 per
share with respect to the Underwriter Warrants).  In exchange for the partial exercise of such Warrants, the expiration date of a participating holder's remaining Warrants equal to two times the number of Warrants exercised will be extended to December 26, 2013 (the "Extended Warrants") and the exercise price of the Extended Warrants will be reduced to $2.50 for the Public Warrants and
Insider Warrants and $2.92 for the Underwriter Warrants.  From the close of the
Offer until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time.  On February 20, 2013, the
Extended Warrants will be released from escrow for continued trading on the NYSE
MKT under the symbol "IDI.WS".

The Offer begins on December 5, 2012 for all Warrant holders of record on such date and ends at 4:00 p.m., Eastern Time, on December 26, 2012.  No exceptions will be made to this deadline, unless the Company extends the deadline.

The temporary exercise price of $1.25 per share for the Public Warrants and
Insider Warrants and $1.46 per share for the Underwriter Warrants will be available beginning December 5, 2012 until the Offer expires on December 26,
2012.  Warrants that do not participate in the Offer will continue to trade on the NYSE MKT and will remain outstanding under their current terms until such non-participating Warrants expire on February 19, 2013.

Except for the reduction in the Warrant exercise prices as herein provided and the extension of the Warrant expiration dates, all of the terms and conditions contained in the applicable Warrant instruments will continue in full force and effect.

SearchMedia's agent for exercising any of the Warrants is Continental Stock
Transfer & Trust Company and the agent may be contacted at 17 Battery Place –
8th Floor, New York, New York  10004, Attention:  Compliance Department.
Additionally, the agent may be contacted by calling (800) 509-5586 and requesting the Compliance Department.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia's beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect,"
"anticipate," "future," "intend," "plan," "believe," "estimate," "confident" and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.
Potential risks and uncertainties include the risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: November 16, 2012	By:	/s/ Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer